UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

News Release

January 9, 2007

Merck KGaA Announces Public Tender Offer for Merck Serono Shares

Geneva, Switzerland, January 9, 2007 – Merck Serono (virt-x: SEO and NYSE: SRA) has today been informed that following Merck KGaA’s acquisition of the majority shareholding in Serono S.A., the renaming of Serono S.A. to Merck Serono S.A., and clearance of the offer prospectus by the Swiss Takeover Board, Merck KGaA is launching a public tender offer to Merck Serono S.A. shareholders for all Merck Serono S.A. bearer shares in free float.

The offer is for CHF 1,100 net in cash for each Merck Serono S.A. bearer share with a par value of CHF 25. The offer period runs from January 9 to February 5, 2007, 4 p.m. CET and may be extended. The offer is not contingent upon the fulfillment of any conditions.

The offer is not being made to holders of American Depositary Shares (ADS) or American Depositary Receipts (ADR) or to shareholders residing in the United States of America.

Merck Serono
9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1211 Geneva 20 Switzerland	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
www.merckserono.ch

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Merck Serono S.A.).

No Offer will be made in the United States of America

The public tender offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer cannot be accepted by any such use, means or instrumentality or from within the United States. Copies of the offer prospectus or any related documents are not being mailed or otherwise distributed or sent in or into the United States and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and doing so will render invalid any related purported acceptance of the offer.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements

The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Merck Serono S.A. and of Merck KGaA resulting from the proposed transaction.  These statements are based on the current expectations of management of Merck Serono S.A., Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck Serono S.A., Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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About Merck Serono

Merck Serono is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date	January 19, 2007	By:	/s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer